Exhibit 22

List of Issuers of Guaranteed Securities

As of December 31, 2021, the following subsidiary was the issuer of the 4.50% Exchangeable Senior Notes due 2023 guaranteed by Encore Capital Group, Inc.

Name of Subsidiary	Jurisdiction of Organization
Encore Capital Europe Finance Limited	Jersey